

June 11, 2015

Mr. Nicholas Hotchkin
Chief Financial Officer
Weight Watchers International, Inc.
675 Avenue of the Americas, 6th Floor
New York, NY 10010

> **Re: Weight Watchers International, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **January 3, 2015**
> **Filed May 13, 2015**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2015**
> **File No. 1-16769**

Dear Mr. Hotchkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K as Amended for the Fiscal Year Ended January 3, 2015

Critical Accounting Policies

Franchise Rights Acquired, Goodwill and Other Intangible Assets, page 33

1.  We note that despite a decrease in revenue experienced in all reportable segments, you increased the growth rate range from 12% to 21% in 2014. Please provide us supplementally with the growth rate assumptions by reporting unit included in both your fiscal 2013 and 2014 analyses. In this regard provide us with your basis for any significant changes from the prior year.

2.  Similarly, please provide us with the growth rate assumptions by unit of accounting included in both your fiscal 2013 and 2014 analyses and provide us with your basis for any significant changes from the prior year.

Mr. Nicholas Hotchkin
Weight Watchers International, Inc.
June 11, 2015
Page 2

Form 10-Q for the Fiscal Quarter Ended April 4, 2015
Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page 7

3.      We note that you continually evaluate whether current factors or indicators require the performance of an interim impairment assessment of your indefinite-lived assets.  Noting the increased competitive market, the decline in your financial performance and significant decline in share price, please tell us whether you performed interim impairment tests on your Goodwill and Acquired Franchise Right assets as of April 3, 2015.  If interim impairment tests were performed for any reporting units or units of account, please tell us in detail about the results.  If no interim impairment tests were completed, please tell us how you considered the applicable guidance to determine that interim impairment tests were unnecessary.  Your response should include a discussion of how you considered your results of operations for the first fiscal quarter of 2015 and how they compared with projected results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for
Larry Spirgel

Assistant Director